Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2026

Aegon Ltd.

Aegon Limited	Statutory seat	Principle place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	World Trade Center	(September 30, 2023)
limited by shares www.aegon.com	22 Victoria Street Hamilton HM 12 Bermuda	Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Aegon’s press release, dated August 20, 2026, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: August 20, 2026	By	/s/ S. Knol

S. Knol
Director Financial Reporting & Operations

August 20, 2026 1H26 results press release

Aegon reports first half year 2026 results

1H 2026 Financial highlights

•	Net result of EUR 608 million, compared with EUR 606 million in the first half of 2025
•	Operating result of EUR 804 million, up 9% compared with the first half of 2025, reflecting strong commercial momentum and favorable financial markets
•

Valuation equity – the sum of shareholders’ equity and the contractual service margin (CSM) after estimated tax adjustment – per share of EUR 9.42; an increase of 4% in the reporting period, driven by healthy business growth whilst returning a significant amount of capital to shareholders

•	On track to meet or exceed all Group financial ambitions for 2026

1H 2026 Capital highlights

•	Operating capital generation (OCG) after holding funding and operating expenses increases by 27% to EUR 416 million compared with the first half of 2025
•	Free cash flow of EUR 392 million, compared with EUR 442 million for the first half of 2025, as Aegon UK remittance is now excluded
•	Capital ratios of Aegon’s main units remain strong, above their respective operating levels
•	Cash Capital at Holding of EUR 1.7 billion remains above the operating range
•

Ongoing second half 2026 share buyback program increased by EUR 150 million, to a total of EUR 350 million, consistent with the objective to reduce Cash Capital at Holding to around EUR 1.0 billion by year-end 2026

•	2026 interim dividend of EUR 0.21 per common share, an increase of 11% compared with 2025 interim dividend

Lard Friese, Aegon CEO, commented:

“In the first half of 2026, we continued to grow our businesses, delivered robust financial results and progressed at pace with our planned relocation to the US. These results demonstrate our strategy is gaining momentum and reinforce our confidence in the ambitions outlined at our 2025 Capital Markets Day.

Transamerica delivered strong commercial growth compared with the prior year period. Individual Life sales grew by 54%, fueled by growth in the instant decision market. We further expanded our distribution capabilities, with World Financial Group now exceeding 100,000 agents, and we maintained good commercial momentum in Retirement Plans written sales. Aegon Asset Management benefited from third-party net flows and positive market developments, and our International businesses continued to grow, led by Brazil.

We made significant progress in preparing for our future in the US. We selected New York City as the future location of our head office and announced changes to our leadership team. We reached an agreement with Vereniging Aegon, our largest shareholder, on its future relationship with our company and a proposed US-aligned governance framework. As previously announced, and in the context of our increased US focus, we also announced the sale of Aegon UK to Standard Life. Finally, we target an Extraordinary General Meeting on October 8, 2026, to seek shareholder approval for the redomiciliation to the US.

In the first half of 2026, operating result increased by 9% to EUR 804 million and operating capital generation grew by 27% to EUR 416 million, enabling EUR 392 million in free cash flow. We also conducted our annual assumptions review, mostly to adjust for changing policyholder behavior observed in recent periods.

Our performance in the first half reflects the dedication of our people, the momentum in our strategy, and our disciplined capital management. We are announcing an interim dividend of 21 eurocents per share, up 11% versus the prior year period. Supported by our strong capital position and confidence in the outlook for our businesses, we are also increasing our recently announced share buyback program by EUR 150 million to EUR 350 million. Our businesses are well capitalized and we are on track to meet or exceed our Group financial ambitions for 2026.”

Please note that all comparisons are versus the first half of 2025 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 20.

August 20, 2026 1H26 results press release

Strategic developments

On December 10, 2025, at the CMD (Capital Markets Day), Aegon announced its ambition to become a leading US life insurance and retirement group and its decision to move its head office and legal seat to the US. The redomiciliation process is running at pace with a number of developments underway:

•	Implementation of US GAAP on track for a first release of the full-year 2027 results
•

Ensuring leadership continuity, Lard Friese’s term as Executive Director and CEO extended until the end of 2030 AGM. Will Fuller to become President and Chief Operating Officer of Aegon Ltd. from January 1, 2027

•	New York City selected as the location for the future head-office
•

Sale of Aegon UK to Standard Life for a total consideration of GBP 2.0 billion. The transaction is expected to close around the end of 2026, subject to customary conditions, including regulatory approvals. The consideration at completion includes 181 million shares in Standard Life (worth GBP 1.25 billion upon announcement on April 15, 2026) and GBP 649 million in cash after the deduction of the expected remittance paid to Aegon over the course of 2026

•	Issuance of USD 500 million senior unsecured note, trading on the New York Stock Exchange (NYSE), establishing a US dollar yield curve to support future senior debt issuances in the US market
•	Agreement with Vereniging Aegon on the future relationship with the Group and the proposed US-aligned governance framework
•	Extraordinary General Meeting (EGM) on proposed US redomiciliation targeted for October 8, 2026
•	EUR 137 million of expenses booked in aggregate on US GAAP implementation and redomiciliation since the second half of 2025

Revised financial ambitions

Following the announced sale of Aegon UK to Standard Life, Aegon’s Group financial ambitions for 2026 and 2027 were updated:

•	The Group operating result run-rate is expected to grow by around 5% per annum, from a pro forma 2025 run-rate of EUR 1.3 – 1.5 billion
•	OCG after holding funding and operating expenses is expected to grow between 0% and 5% per annum from a pro forma 2025 run-rate of EUR 0.7 – 0.75 billion
•

Free cash flow run-rate is expected to increase at around 5% per annum from a pro forma 2025 run-rate of around EUR 0.68 billion. The free cash flow growth ambition of around 5% per annum does not include remittances from Aegon UK or dividends from Standard Life

•	Dividend per share is expected to grow in excess of 5% per annum, which remains unchanged from the 2025 CMD financial ambition

In addition, subsequent to the announcement at the 2025 CMD, Aegon has completed the transfer of Transamerica Asset Management (TAM) from Transamerica to Aegon Asset Management (AAM) resulting in the following updated financial ambitions for Transamerica and AAM, with no impact on Group financial ambitions for 2026 and 2027.

•	Transamerica’s operating result run-rate is expected to grow by around 5% per annum, starting from a pro forma 2025 run-rate of USD 1.35 – USD 1.55 billion
•	Transamerica’s OCG run-rate is expected to grow between 0% and 3% per annum, starting from a pro forma 2025 run-rate of USD 0.86 – 0.96 billion
•	Transamerica’s remittance run-rate is expected to grow by around 5% per annum, starting from a pro forma 2025 run-rate of USD 645 million
•

AAM’s pro forma 2025 operating result, OCG and remittance run-rates are increased to EUR 210 – 240 million, EUR 150 – 170 million and EUR 110 million, respectively, with growth trends in line with the 2025 CMD financial ambitions

August 20, 2026 1H26 results press release

Business update Americas

During the first half of 2026, Transamerica continued to make progress in growing its business by focusing on “Main Street” America, targeting the middle and mass affluent markets through agency distribution and the workplace. New Individual Life sales increased by 54% in the period compared with the first half of 2025, mainly driven by growth in the instant decision market through the brokerage channel and WFG, Transamerica’s affiliated distribution network of independent agents. WFG’s number of licensed agents surpassed the 100,000 agents mark and the company increased both its new life and annuity sales. Retirement Plans improved the return on Retirement Plans assets to 10 bps from spread expansion and experienced net outflows.

Strategic Assets business update: Distribution

Aegon Americas				unaudited

Business update Distribution
USD in millions	Notes	1H 2026	1H 2025	%

Distribution new life sales	1,2,3	370	353	5
Distribution total annuities sales	1,2	2,680	2,383	12

Number of World Financial Group (WFG) licensed agents	2	100,294	90,315	11
Transamerica’s market share in WFG (US Life)		70%	66%

In the first half of 2026 new life sales in the Distribution segment increased by 5%, driven by improved WFG agent productivity from more agents producing and a higher average premium per new policy sold. Annuities sales increased by 12% over the same period reflecting higher WFG segregated funds sales in Canada and higher annuities sales through Transamerica’s own financial adviser channel in the US.

Within WFG, the number of licensed agents increased to 100,294, reflecting improved agent retention and a higher activation rate of newly recruited agents. Furthermore, Transamerica’s market share of WFG US Life sales increased to 70% in the reporting period.

Strategic Assets business update: Savings & Investments

Aegon Americas				unaudited

Business update Savings & Investments
USD in millions	Notes	1H 2026	1H 2025	%

Gross deposits Retirement Plans		17,307	18,643	(7)
Net deposits Retirement Plans		(5,064)	2,149	n.m.

Retirement Plans account balances AuA		269,014	239,812	12
of which: General Account Stable Value AuM		15,318	14,190	8
of which: Individual Retirement Accounts AuA		16,457	13,592	21

Return on Retirement Plans Assets (RoA in bps)		10	8	37

August 20, 2026 1H26 results press release

Retirement Plans gross deposits decreased by 7% during the first half of 2026 compared with the prior year period, primarily due to a large pooled plan deposit of USD 1.9 billion reported in the first half of 2025. This was partly offset by higher recurring deposits reflecting strong written sales in previous periods and higher contributions from existing contracts. Written sales reflect good commercial momentum, especially within pooled plans, and are expected to support gross deposits in the coming quarters. Total net outflows amounted to USD 5.1 billion, of which USD 3.0 billion resulted from a contract termination following a merger. The remaining net outflows were driven by lower gross deposits and increased participant withdrawals, mainly resulting from higher account balances.

Favorable market movements drove a 12% increase in the total account balances in Retirement Plans compared with June 30, 2025. Continued strategies to grow ancillary products such as the General Account Stable Value product and Individual Retirement Accounts led to an 8% and 21% increase in asset balances of these products, respectively. Net fee revenues, also driven by Stable Value spread expansion, increased more than account balances and as a result the return on Retirement Plans assets improved by 2 bps to 10 bps.

Strategic Assets business update: Protection Solutions

Aegon Americas				unaudited

Business update Protection Solutions
USD in millions	Notes	1H 2026	1H 2025	%

Traditional Life		184	80	130
Indexed Universal Life		241	196	23
New life sales Individual Life	3	424	276	54

New life sales Workplace Life	3	41	49	(16)
New premium production Workplace Health		68	64	7
Net deposits Indexed Annuities		1,100	993	11

Individual Life new life sales increased by 54% in the first half of 2026 compared with the prior year period. The growth was mainly enabled by the fully digital underwriting platform with instant decision capabilities, driving strong sales in Final Expense and – since its launch on the platform in the fall of 2025 – in Indexed Universal Life (IUL). In addition, Indexed Universal Life sales by both WFG agents and Transamerica’s own agency channel increased in the reporting period.

New life sales in Workplace Life decreased compared with the first half of 2025, while new premium production in Workplace Health peaked from the launch of a Medical Gap product and grew from the expansion of distribution partnerships for Supplemental Health products.

Net deposits for Indexed Annuities products increased by 11%. The increase was driven by a further improvement in wholesale distribution productivity and enhancements to the Registered Index Linked Annuities (RILA) products, including an income product option, as well as enhancements to crediting strategies and customer experience.

August 20, 2026 1H26 results press release

Update on Financial Assets

Aegon Americas				unaudited

Business update Financial Assets
USD in millions	Notes	1H 2026	1H 2025	%

Capital employed in Financial Assets (at operating level)		2,391	3,272	(27)

Net deposits Variable Annuities	4	(3,322)	(2,980)	(11)
Net deposits Fixed Annuities (excluding SPGAs and PAR annuities)	4	(187)	(266)	29

Net face amount Universal Life		32,379	45,132	(28)

On June 30, 2026, Financial Assets had USD 2.4 billion of capital employed, a decrease of USD 0.9 billion compared with a year ago. A third of this decrease was driven by the reinsurance of a block of Secondary Guarantee Universal Life (SGUL) contracts, which was announced in December 2025. The transaction, together with existing reinsurance, resulted in 80% of the face value of Transamerica’s SGUL business being reinsured. The remaining part of the decrease in capital employed resulted mainly from favorable markets, the run-off of the Financial Assets book, and an expansion of the dynamic hedge program for Variable Annuities. Within Financial Assets, the required capital in Variable Annuities decreased in recent periods due to market movements. This may reverse if markets decline.

The run-off of the book and the reinsurance transaction resulted in a significantly lower net face value of the legacy Universal Life portfolio. In addition, the termination of purchased policies – which had previously been held by institutional investors – led to a further reduction in net face value in the first half of 2026. Transamerica expects to terminate the remaining purchased institutionally owned policies over the next few years.

Net outflows in Variable Annuities were 11% higher than in the prior year period, reflecting the run-off of the book, slightly offset by limited gross deposits from new business. Fixed Annuities net outflows resulted in similar amounts in the first half of 2026 compared with the same period in 2025.

August 20, 2026 1H26 results press release

Business update International

International				unaudited

Business update
EUR in millions	Notes	1H 2026	1H 2025	%

Spain & Portugal		20	19	6
China		37	48	(23)
Brazil		74	68	9
TLB and others		12	10	25
New life sales	3,5	143	144	(1)

New premium production accident & health insurance	5	26	26	(1)
New premium production property & casualty insurance	5	34	38	(11)

International new sales continue to contribute to the ongoing growth of the book.

New life sales decreased by 1%, as growth in Brazil, Transamerica Life Bermuda (TLB), and Spain & Portugal was more than offset by a decrease in China. Brazil reported higher new life sales, driven by individual risk products, and favorable currency movements. At TLB, higher new life sales were driven by indexed universal life products while new life sales in Spain & Portugal benefited from higher credit linked sales compared with the prior year period. In China, lower sales were driven by the repricing of products to reflect the current economic environment.

New premium production for accident and health insurance decreased mainly because the Health business in Spain focused on higher margin business to drive earnings growth. New premium production in property and casualty insurance decreased mainly due to lower sales of non-linked products in Spain through Santander Non-Life.

August 20, 2026 1H26 results press release

Business update Asset Management

Asset Management				unaudited

Business update
EUR in millions	Notes	1H 2026	1H 2025	%

General Account		720	2,540	(72)
Affiliate		(338)	(774)	56
Third-party		549	1,141	(52)
Global Platforms		931	2,907	(68)
Affiliate		(2,899)	-	n.m.
Third-party		(948)	-	n.m.
Transamerica Asset Management		(3,847)	-	n.m.
Strategic Partnerships		3,287	2,387	38
Net flows	5,6	834	5,294	(84)

Global Platforms		267,819	258,099	4
Transamerica Asset Management		57,548	-	n.m.
Strategic Partnerships		77,646	62,596	24
Total Assets under Management	5,6	390,359	320,695	22

Strategic developments

As announced at the 2025 CMD, TAM was transferred from Transamerica to AAM on January 1, 2026 and the 2025 figures are not restated for this transfer.

Following the announced sale of Aegon UK to Standard Life, flows and Assets under Management (AuM) from Aegon UK, which were previously classified as General Account and Affiliate, will be classified as third-party from 2026, with prior year periods restated for consistent comparison.

Business update

In Global Platforms, during the first half of 2026, the General Account experienced net inflows driven by US liquid assets and private debt. This was partly offset by net outflows from AAM Real Assets.

Net outflows in Affiliate at both Global Platforms and TAM mainly reflected the run-off of the Financial Assets block in the US.

Third-party net flows were mainly driven by inflows in ABS and fixed income products in Europe. This was partly offset by outflows from a.s.r and from the gradual run-off of the traditional insurance book of Aegon UK. Third-party revenues increased by 1.5% to EUR 162 million in the first half of 2026 compared with the prior year period.

TAM experienced net outflows in third-party from short term bonds and International equities.

Net inflows in AAM’s Strategic Partnerships were driven by Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC), which benefited from net inflows into mutual funds and money market funds. This was partly offset by net outflows from Aegon’s French asset management joint venture, LBP AM, mainly driven by continued withdrawals of low-margin business from a former shareholder.

Assets under Management (AuM) increased by EUR 70 billion compared with June 30, 2025, mainly driven by the inclusion of TAM assets. Excluding the TAM assets, AuM increased driven by the impact of favorable markets, currency movements, and third-party net inflows. This was partially offset by net outflows mainly from the General Account driven by the reinsurance transaction on Transamerica’s SGUL block in the second half of 2025.

August 20, 2026 1H26 results press release

Capital highlights

Capital ratios

Aegon Ltd.				unaudited

Capital ratios
		2026	2025
in millions	Notes	Jun. 30	Dec. 31	%

Group solvency ratio (EUR)
Available own funds		11,653	12,149	(4)
Non-eligible own funds		(275)	(248)	(11)
Eligible own funds		11,378	11,901	(4)
Consolidated Group SCR		6,715	6,464	4
Group solvency ratio	7,8	169%	184%

Americas (USD)
Total Adjusted Capital (TAC)		6,988	7,276	(4)
RBC required capital (100% CAL)		1,665	1,715	(3)
US RBC ratio		420%	424%

Scottish Equitable plc (GBP)
Own funds		2,308	2,128	8
SCR		1,224	1,163	5
Solvency UK ratio		189%	183%

US RBC ratio

The estimated RBC ratio amounted to 420% on June 30, 2026, remaining above the operating level of 400%. OCG from the operating entities applying the RBC framework benefited the ratio by 31%-points in the first half of 2026 and was partially offset by a 12%-points unfavorable impact from remittances in the period (as part of the remittances to the Holding was funded by entities outside the RBC framework). One-time items and management actions negatively impacted the RBC ratio by 11%-points in the first half of 2026, mostly due to the unfavorable impact of the annual actuarial assumption and model updates and, to a lesser extent, negative impacts from restructuring expenses, and various other items. Market movements had a 12%-points negative impact on the ratio in the reporting period. This was driven by the underperformance of private equity investments and non-economic losses on energy-related assets under the statutory framework, as well as fund basis risk impacts and cross effects between asset classes in the Variable Annuities portfolio.

Solvency UK ratio

The estimated Solvency UK ratio for Scottish Equitable plc increased to 189% as of June 30, 2026, and remained above the operating level of 150%. The increase was mainly driven by the impact of OCG and favorable market movements. This was partly offset by remittances to the Holding and investments to strengthen the business.

August 20, 2026 1H26 results press release

Group solvency ratio

The estimated Group solvency ratio decreased to 169% on June 30, 2026, compared with December 31, 2025. This was mainly driven by the loss of capital eligibility of the Perpetual Capital Subordinated Bonds (PCSBs) and the impact of the tender offer on subordinated notes (-9%-points), the EUR 350 million share buyback program for the second half of 2026 and the announced 2026 interim dividend (-10%-points). Total capital generation amounted to EUR 211 million (+4%-points). This included market movements with a negative impact of EUR 146 million, mostly driven by the US. Furthermore, one-time items were unfavorable at EUR 59 million, reflecting the adverse impact of model and assumption changes, mainly in the US, which were partially offset by the contribution from Aegon UK and the a.s.r. stake.

Aegon is accelerating the implementation of Group regulatory reporting under the Bermuda solvency framework from full-year 2027 to full-year 2026, with the Group solvency ratio expected to remain broadly in line with current levels and no impact on Aegon’s capital management framework.

Under the new aggregation approach for Group solvency, on a pro forma basis, the completion of the sale of Aegon UK is expected to have a positive impact of around 10%-points on the Group solvency ratio.

Operating capital generation

Aegon Ltd.				unaudited

Capital generation
EUR in millions	Notes	1H 2026	1H 2025	%

Earnings on in-force		869	699	24
Release of required		226	181	25
New business strain		(536)	(400)	(34)
Holding funding and operating expenses		(143)	(153)	6
Operating capital generation	9	416	327	27

Americas		429	340	26
International		21	69	(70)
Asset Management		109	72	52
Holding funding and operating expenses		(143)	(153)	6
Operating capital generation	9	416	327	27
One-time items	9	(59)	168	n.m.
Market impacts		(146)	(271)	46
Capital generation		211	224	(6)

Following the announcement of the sale of Aegon UK to Standard Life, Aegon UK no longer contributes to the Group OCG and is reported under one-time items.

In the first half of 2026, OCG increased by 27% compared with the prior year period, driven by business growth, improved claims experience and favorable markets. The current reporting period included overall favorable items totaling around EUR 34 million.

The US benefited from business growth and overall favorable items of around EUR 54 million, mainly driven by favorable claims experience and higher release of required capital.

AAM, which includes TAM in the first half of 2026, benefited from higher OCG in both AIFMC and Global Platforms, mainly driven by higher performance and management fees as a result of favorable markets, and ongoing expense management.

August 20, 2026 1H26 results press release

International recorded an unfavorable impact of EUR 20 million from the adverse impact of new business in China and higher claims in Spain and Portugal as a result of the storms in early 2026.

Holding funding and operating expenses decreased compared with the first half of 2025, mainly driven by lower holding expenses partly offset by a lower investment return as the prior year period benefited from an elevated cash position.

Over the 2026-2027 period, Aegon aims to grow its operating capital generation after holding funding and operating expenses between 0% and 5% per year, from the EUR 0.7 – 0.75 billion run-rate in 2025 (taking into account the divestment of Aegon UK and an assumed EUR/USD exchange rate of 1.20).

Operating capital generation Americas

Americas				unaudited

Capital generation
USD in millions	Notes	1H 2026	1H 2025%

Earnings on in-force		816	587	39
Release of required		268	187	44
New business strain		(583)	(402)	(45)
Operating capital generation		501	371	35
One-time items		(386)	(85)	n.m.
Market impacts		(219)	(298)	27
Capital generation		(104)	(12)	n.m .

Strategic Assets		349	272	28
Financial Assets		152	99	53
Operating capital generation		501	371	35

In the Americas, OCG increased by 35% to USD 501 million with higher contributions from both Strategic and Financial Assets compared with the first half of 2025. OCG from Strategic Assets increased by 37% after adjusting for the transfer of TAM from Americas to AAM. OCG benefited from the combined increase of earnings on in-force and release of required in the reporting period, which more than offset higher new business strain driven by strong sales momentum in the Protection Solutions segment.

Transamerica’s earnings on in-force benefited from a repositioning of certain Savings & Investments portfolios from an RBC-regulated entity to a Bermuda subsidiary to improve capital efficiency. In addition, business growth in Strategic Assets, the SGUL reinsurance transaction announced in December 2025, and improved claims experience contributed positively. In the reporting period, mortality claims experience was favorable by USD 19 million compared to the long-term expectations from lower claims sizes in Universal Life, while morbidity claims experience was unfavorable by USD 6 million from small variances across different health products in Protection Solutions.

Transamerica increased new individual life sales by 54% compared to the prior year period, well above its 2025 CMD ambition, and has accepted the associated increase in new business strain given the return profile it expects to achieve on this business. Looking forward, should sales levels persist above the 2025 CMD ambition, then management will continue to manage overall OCG to its targeted level by further accelerating earnings on in-force from other portfolios and – over time – by benefiting from incremental OCG from these new sales.

August 20, 2026 1H26 results press release

The increase of release of required capital over the same period was mainly driven by the full repayment of the mortgage loans related to the Transamerica Pyramid complex in San Francisco, which resulted in a non-recurring release of required capital of USD 50 million. Furthermore, the release of required benefited from the gradual run-off of the Financial Assets.

As Transamerica continues to grow the business, it aims to grow OCG by between 0% and 3% per year over the 2026-2027 period from a pro forma USD 0.86 – 0.96 billion OCG run-rate in 2025. The financial ambition is updated to reflect the transfer of TAM to AAM.

Cash Capital at Holding and free cash flow

Aegon Ltd.				unaudited

Cash Capital at Holding
EUR in millions	Notes	1H 2026	1H 2025%

Beginning of period		1,311	1,725	(24%	)

Americas		308	259	19%
United Kingdom		11	61	(83%	)
International		21	40	(49%	)
Asset Management		46	71	(35%	)
a.s.r. dividends		104	121	(14%	)
a.s.r. share buybacks		42	38	13%
Cash flows from a.s.r.		146	159	(8%	)
Holding and other activities		-	-	-
Gross remittances		531	590	(10%	)

Funding and operating expenses		(139)	(148)	6%
Free cash flow		392	442	(11%	)

Capital injections		(1)	(34)	98%
Divestitures and acquisitions		59	26	127%
Share buybacks and other flows from / (to) shareholders		(200)	(110)	(82%	)
Net change in gross financial leverage		107	(9)	n.m.
Other		(11)	(28)	58%
End of period		1,656	2,011	(18%	)

Aegon’s Cash Capital at Holding increased during the first half of 2026, largely driven by remittances from the business units, partly offset by capital returns to shareholders in the form of share buybacks. Free cash flow included the 2025 final dividend from a.s.r. and Aegon’s participation in a share buyback program by a.s.r. Following the announcement of the sale of Aegon UK to Standard Life, Aegon UK remittances are reflected in divestitures and acquisitions in the first half of 2026. Except for a dividend from Cornerstone – a small entity outside the transaction perimeter which is being wound down – with the liquidation proceeds reported in free cash flow. Remittances from International only reflected the contribution from Portugal as the full remittances from Spain and TLB are expected to be received during the second half of 2026. As a result, and excluding the contribution from Aegon UK, free cash flow was flat compared to the prior year period. The Cash Capital at Holding also reflects the net cash proceeds from the senior bond issuance and the tender offer in the second quarter, partly offset by other items, which include the EUR 27 million share buyback to meet Aegon’s obligations related to share-based compensation plans for senior management.

August 20, 2026 1H26 results press release

Over the 2026-2027 period, Aegon aims to grow its free cash flow – excluding remittances from Aegon UK or dividends from Standard Life – by around 5% per year, from around EUR 0.68 billion run-rate in 2025 (taking into account the divestment of Aegon UK and an assumed EUR/USD exchange rate of 1.20).

2026 interim dividend

Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance allows. At our 2025 CMD, Aegon set a financial ambition for dividend growth of more than 5% per annum. Aegon today announces an interim dividend for 2026 of EUR 0.21 per common share, which represents an increase of EUR 0.02 or 11% compared with the interim dividend for 2025.

Aegon’s shares will be quoted ex-dividend on September 2, 2026. The record date for the dividend will be September 3, 2026, and the dividend will be payable as of September 24, 2026.

Share buyback programs

At our 2025 CMD, we announced a new EUR 400 million share buyback program to be split evenly between the first and the second half of 2026. On January 12, 2026, Aegon announced a EUR 227 million share buyback, which reflected both the first half of the EUR 400 million share buyback program and EUR 27 million to meet Aegon’s obligations related to share-based compensation plans for senior management. This EUR 227 million share buyback program was completed on June 30, 2026.

On July 1, 2026, Aegon announced the beginning of a EUR 200 million share buyback program, which reflects the second half of the EUR 400 million share buyback program. Aegon today announces that it will be increasing this ongoing EUR 200 million share buyback program by an additional EUR 150 million to a total amount of EUR 350 million, consistent with its objective to reduce Cash Capital at Holding to around EUR 1.0 billion by the end of 2026. Barring unforeseen circumstances, this EUR 350 million share buyback is expected to be completed on or before December 23, 2026.

August 20, 2026 1H26 results press release

Financial highlights

Aegon Ltd.				unaudited

Financial highlights
EUR in millions	Notes	1H 2026	1H 2025	%

Operating result	10,11	804	741	9
Net result	10	608	606	-

		2026	2025
EUR in millions	Notes	Jun. 30	Dec. 31	%

Shareholders’ equity		7,328	7,432	(1)
Contractual Service Margin (CSM) (pro-forma after tax)	14	5,449	6,277	(13)
Estimated equity accretion AUK sale		1,214	-	n.m.
Valuation equity	15	13,991	13,709	2

Gross financial leverage		4,967	4,850	2

Aegon’s net result increased to EUR 608 million in the first half of 2026. The higher operating result was offset by higher Other charges and less favorable non-operating items compared with the prior year period.

Aegon’s valuation equity increased to EUR 14.0 billion and to EUR 9.42 on a per share basis as of June 30, 2026, driven by healthy business growth whilst returning a significant amount of capital to shareholders.

Operating results

Aegon Ltd.				unaudited

Operating result
EUR in millions	Notes	1H 2026	1H 2025	%

Distribution		85	76	12
Savings & Investments		128	115	11
Protection Solutions		320	349	(8)
Financial Assets		115	87	33
Americas		648	627	3
Spain & Portugal		47	47	-
China		18	12	54
Brazil		37	26	42
TLB		27	20	39
Other		(6)	(5)	(21)
International		123	99	24
Global Platforms		46	35	31
Transamerica Asset Management		20	-	n.m.
Strategic Partnerships		85	69	22
Asset Management		150	104	44
Holding and other activities		(118)	(89)	(32)
Operating result	10,11	804	741	9

August 20, 2026 1H26 results press release

Aegon’s operating result increased by 9% to EUR 804 million driven by an increase across all units, reflecting business growth and favorable market impacts.

Over the 2026-2027 period, Aegon aims to grow its operating result by around 5% per year, from the EUR 1.3 – 1.5 billion operating result run-rate in 2025 (taking into account the divestment of Aegon UK and an assumed EUR/USD exchange rate of 1.20).

Americas

The operating result of the Americas increased by 3% to EUR 648 million in the first half of 2026.

In local currency, it increased by 10% to USD 756 million and is within the updated financial ambition range which has been updated for the previously announced transfer of TAM from the Americas to AAM. The increase in the operating result was 14% when excluding the contribution of TAM for both periods. Compared with the first half of 2025, the increase in the operating result was largely driven by business growth in the Strategic Assets, as well as by an improvement of experience variances in Financial Assets.

The operating result of the Distribution business segment increased by 19%. Net commission revenue from continued momentum in life and annuity sales more than offset increased expenses reflecting investments in the WFG franchise.

In the Savings & Investments business segment, the operating result increased by 19% to USD 150 million, which excludes the Mutual Funds business in this reporting period as the business was transferred to AAM. Correcting the prior year period figure for this transfer, the Savings & Investments operating result increased by 42%, largely driven by Retirement Plans. In this business, revenues increased from higher assets under administration driven by market performance and by growth in Individual Retirement Accounts and General Account Stable Value assets. Margin expansion from higher Stable Value spreads contributed to the operating result growth.

The operating result of the Protection Solutions business segment decreased by 2%. Portfolio growth resulted in a higher release of CSM and risk adjustment. Similar to the prior year reporting period, experience variances on claims, expenses, and other items from non-onerous contracts were favorable in this period, partly driven by favorable mortality in IUL and Variable Universal Life. These benefits were largely offset by unfavorable experience from onerous contracts, mainly reflecting policyholder behavior in Traditional Life.

The operating result of the Financial Assets segment increased by 42% to USD 135 million, as the experience variance on claims, premiums, and other items was slightly favorable compared with expectations, an improvement compared with last year. At the same time, the CSM release is lower due to the portfolio run-off.

Interest accretion for onerous Variable Annuities contracts, onerous new business, and expense experience variance for Financial Assets are considered recurring and are in aggregate similar to the prior year period.

As Transamerica continues to grow the business, it aims to grow the operating result by about 5% per year over the 2026-2027 period from a pro forma USD 1.35 – 1.55 billion operating result run-rate in 2025. The financial ambition is updated to reflect the transfer of TAM to AAM.

International

The operating result of the International segment increased by 24% to EUR 123 million in the first half of 2026 mainly driven by Brazil and TLB. In Brazil, the operating result benefited from business growth and higher investment income. TLB’s operating result benefited from favorable persistency experience partially offset by a lower net investment result from a lower asset balance because of remittances following the reinsurance arrangement between TLB and Transamerica. In Spain & Portugal, the operating result was stable as the impact of business growth was largely offset by adverse claims in household insurance from the storms in early 2026. China’s operating result increased driven by the local implementation of IFRS 17 which resulted in a higher operating result compared with the prior year, which was reported on a simplified IFRS 17 basis.

August 20, 2026 1H26 results press release

Asset Management

The operating result of AAM amounted to EUR 150 million in the first half of 2026. This includes the operating result of TAM of EUR 20 million. Excluding the impact of TAM, AAM’s operating result increased by 25% driven by strong performance of Global Platforms and Strategic Partnerships. In Global Platforms, the increase in operating result was mainly driven by lower expenses from ongoing expense management and higher revenues from favorable markets, enabling an increase in operating margin from 15.5% in the first half of 2025 to 20.2% in the reporting period. In Strategic Partnerships, the operating result increased, driven by AIFMC, which benefited from favorable markets resulting in both higher performance and management fees, and strong net flows in high margin funds.

Holding

The operating result of the Holding was a loss of EUR 118 million. The result from the Holding was lower compared with the prior year period mainly driven by a lower benefit from the internal reinsurance arrangement between TLB and Transamerica. In addition, the operating result was impacted by lower returns on Cash Capital at Holding due to lower short-term yields and a lower cash balance.

Non-operating items and net result

Aegon Ltd.				unaudited

Non-operating items and net result
EUR in millions	Notes	1H 2026	1H 2025	%

Operating result	10,11	804	741	9

Fair value items	11	(7)	158	n.m.
Realized gains / (losses) on investments		57	(54)	n.m.
Net impairments		21	(5)	n.m.
Non-operating items		71	98	(28)
Other income / (charges)	12	(160)	(128)	(26)
Of which Aegon UK	11	10	45	(77)
Of which Aegon’s stake in a.s.r.		201	50	n.m.
Result before tax		715	711	-
Income tax		(107)	(106)	(1)
Net result	10	608	606	-
Interest on financial leverage classified as equity after tax		(37)	(19)	(93)
Net result after interest on financial leverage classified as equity after tax		571	586	(3)

Average common shareholders’ equity		7,310	7,329	-
Return on Equity	11,13	16.7%	15.4%

The gain from non-operating items amounted to EUR 71 million in the first half of 2026, mainly driven by realized gains and net recoveries in the Americas.

August 20, 2026 1H26 results press release

Fair value items

Fair value items constituted a loss of EUR 7 million, mainly driven by the Holdings with an offset from the Americas. In the Holdings, fair value losses reflected interest rate hedge impacts related to debt instruments and mark-to-market revaluations related to TLB, including from the annual assumption updates. In the Americas, fair value items of EUR 25 million resulted from hedging gains of indexed products which were partly offset by the underperformance of private equity investments and lower property valuations of multi-family real estate assets.

Realized gains on investments

Realized gains on investments amounted to EUR 57 million driven by the Americas. Asset dispositions as part of normal trading activity and the full repayment of the mortgage loans related to the Transamerica Pyramid complex in San Francisco resulted in gains from expected credit loss (ECL) reversals.

Net impairments

Net impairments reflected a recovery in the first half of 2026 of EUR 21 million driven by the Americas. Improved macroeconomic and market conditions resulted in favorable releases from the ECL reserve, which were only partly offset by additions to the ECL reserve from purchases of new assets.

Other charges

Other charges in the first half of 2026 amounted to EUR 160 million largely driven by the Americas, and were partially offset by the positive result from Aegon’s stake in a.s.r. of EUR 201 million and positive result of EUR 10 million from the Aegon UK business which is held for sale.

The annual model and assumption review in the Americas resulted in EUR 294 million charges, mainly addressing policyholder behavior experience variances which resulted in higher-than-expected premium persistency in older Universal Life policies and lower-than-expected lapses of Traditional Life policies. In addition, mortality assumptions were updated, also to reflect lower mortality improvement, leading to Other charges mainly for onerous, older life policies with some favorable offsets from annuities.

Other charges also included investments and restructuring charges related to the transformation of our businesses and the relocation of our head office and legal seat to the US, including US GAAP implementation expenses.

Net result

The result before tax amounted to EUR 715 million, as the positive impact from the operating result and non-operating items was partly offset by Other charges. The income tax for the period amounted to EUR 107 million and included recurring beneficial impacts, such as dividend received deduction and tax credits in the US. The net result, therefore, was EUR 608 million.

August 20, 2026 1H26 results press release

Balance sheet items

Aegon Ltd.				unaudited

Balance sheet items
		2026	2025
EUR in millions	Notes	Jun. 30	Dec. 31	%

Shareholders’ equity		7,328	7,432	(1)
Shareholders’ equity per share (in EUR)		4.94	4.91	-

Americas		6,731	6,359	6
United Kingdom		-	1,555	n.m.
International		312	262	19
Eliminations		(102)	(111)	8
Contractual Service Margin	14	6,941	8,066	(14)
Pro-forma tax		(1,492)	(1,789)	17
CSM after tax		5,449	6,277	(13)
CSM after tax per share (in EUR)		3.67	4.15	(12)

Estimated equity accretion AUK sale		1,214	-	n.m.

Valuation equity	15	13,991	13,709	2
Valuation equity per share (in EUR)		9.42	9.06	4

Gross financial leverage		4,967	4,850	2
Gross financial leverage ratio (%)		26.0%	25.9%

Shareholder’s equity

As of June 30, 2026, shareholders’ equity amounted to EUR 7.3 billion, a decrease compared with December 31, 2025. Capital distributions to shareholders (which include both the EUR 227 million share buyback and EUR 313 million corresponding to the 2025 final dividend paid in July 2026) and the impact of revaluations were partly offset by the positive net result and favorable currency movements.

On a per share basis, shareholders’ equity increased to EUR 4.94.

Valuation equity

As of June 30, 2026, the valuation equity of Aegon includes the EUR 1,214 million estimated shareholders’ equity accretion resulting from the announced sale of Aegon UK to Standard Life, which more than offset the exclusion of the Aegon UK CSM after tax subsequent to the announcement of the sale.

Valuation equity increased to EUR 14.0 billion in the reporting period, mainly driven by the positive net result and favorable currency movements. These were largely offset by EUR 540 million capital distributions to shareholders and the unfavorable impact of EUR 231 million from the annual assumption review in aggregate, split across different P&L and balance sheet items.

On a per share basis, valuation equity increased by 4% to EUR 9.42.

Gross financial leverage

Gross financial leverage increased by EUR 0.1 billion in the first half of 2026. This increase was driven by the new issuance of USD 500 million senior debt exceeding the tender offer on subordinated notes.

August 20, 2026 1H26 results press release

Contractual Service Margin (CSM)

Aegon Ltd.				unaudited

Contractual Service Margin (CSM)
EUR in millions	Notes	1H 2026	1H 2025	%

CSM balance at beginning of period		8,572	8,990	(5)

New business		413	337	22
CSM release		(450)	(492)	9
Accretion of interest		139	125	11
Claims and policyholder experience variance		(108)	(240)	55
Non-financial assumption changes		3	(336)	n.m.
Non-disaggregated risk adjustment		94	65	44
Market impact on unhedged risk of VFA products		57	248	(77)
Net exchange differences		222	(912)	n.m.
Transfer to disposal groups		(1,457)	-	n.m.
Other movements		(3)	-	n.m.
CSM balance at end of period		7,484	7,786	(4)

During the reporting period, the CSM balance decreased to EUR 7.5 billion, mainly driven by the exclusion of Aegon UK which is held for sale. On a comparable basis, adjusted for the sale of Aegon UK, the CSM balance increased from EUR 7.0 billion to EUR 7.5 billion over the first half of 2026.

New business contributed EUR 413 million to the CSM and together with interest accretion of EUR 139 million more than offset the CSM release of EUR 450 million.

Claims and policyholder experience variance negatively impacted the CSM, mainly driven by US Financial Assets, partly offset by favorable experience in US Strategic Assets. Favorable currency movements – predominantly the appreciation of the US Dollar versus the Euro – increased the CSM balance in addition to non-disaggregated risk adjustment and favorable market movements.

Contractual Service Margin (CSM) – Americas

Aegon Americas					unaudited

Contractual Service Margin (CSM)
USD in millions	Notes	1H 2026			1H 2025
		Strategic Assets	Financial Assets	Total	Total

CSM balance at beginning of period		4,274	3,187	7,461	7,282

New business		405	36	441	351
CSM release		(211)	(212)	(423)	(408)
Accretion of interest		84	63	147	129
Claims and policyholder experience variance		8	(92)	(84)	(192)
Non-financial assumption changes		71	(132)	(61)	(331)
Non-disaggregated risk adjustment		27	66	93	78
Market impact on unhedged risk of VFA products		39	74	114	143
Other movements		-	(2)	(2)	-
CSM balance at end of period		4,697	2,988	7,685	7,051

August 20, 2026 1H26 results press release

In the Americas, the CSM balance grew to EUR 6.7 billion, or USD 7.7 billion, at June 30, 2026. This was driven by a growth of 30% of the CSM balance in Strategic Assets (Protection Solutions) compared with a year ago and was only partly offset by the run-off of Financial Assets, where the CSM decreased by 13% over the year. The CSM balance of Protection Solutions now accounts for 61% of the total Americas CSM. For the first time since the introduction of IFRS 17, the addition to CSM from new business was larger than the release of CSM, demonstrating the success of Transamerica’s strategy to grow its Strategic Assets and reduce its exposure to Financial Assets.

In the first half of 2026, the increase of the CSM balance of Protection Solutions was mainly driven by new business, which, in addition to the accretion of interest, largely reflects growth of the IUL and Traditional Life portfolios; this is also reflected in the increase of the release of CSM. Favorable non-financial assumption changes mainly reflected lower future mortality in younger life insurance policies and improved spread and profitability assumptions in the IUL product. This was partly offset by unfavorable higher-than-expected usage of accelerated living benefits and adverse lapse experience on Traditional Life products.

The Financial Assets CSM balance decreased in the period from the gradual run-off of the portfolios, only partly offset by the accretion of interest and new business. Also, in Variable Annuities, decrements and withdrawal variances were unfavorable to the CSM, but were partly offset by favorable impacts from positive equity markets. In addition, non-financial assumption changes had an unfavorable impact reflecting the more efficient use of withdrawals and surrenders of Variable Annuities policyholders, which was partly offset by the favorable impact of lower mortality rate assumptions in annuities. The non-disaggregated risk adjustment provided an offset improving the CSM.

August 20, 2026 1H26 results press release

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7:00 am CEST.

Supplements

Aegon’s first half 2026 Financial Supplement and other supplementary documents are available on aegon.com.

Webcast and conference call including Q&A

The webcast and conference call start at 2:00 pm CEST. The audio webcast can be followed on aegon.com.To join the conference call and/or participate in the Q&A, you will need to register via the following link. Directly after registration, you will see your personal pin on the confirmation screen, and you will also receive an email with the call details and your personal pin to enter the conference call. The link becomes active 15 minutes prior to the scheduled start time. To avoid any unforeseen connection issues, it is recommended to make use of the “Call me” option. Approximately two hours after the conference call, a replay will be available on aegon.com.

Dial-in numbers for conference call:

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free); or +31 970 102 86838 (toll)

Financial calendar

Extraordinary General Meeting – October 8, 2026

Second half 2026 results – February 18, 2027

First half 2027 results – August 19, 2027

About Aegon

Aegon is an international financial services holding company with the ambition to become a leading US life insurance, annuity, and retirement group with international insurance and asset management subsidiaries. Aegon’s portfolio of businesses includes fully-owned businesses in the United States and Bermuda, and a global asset manager. Via insurance joint ventures in Spain & Portugal, China, and Brazil, and asset management partnerships in France and China, Aegon combines its international expertise with strong local partners. In addition, it holds a shareholding in a leading Dutch insurance and pensions company and, following completion of the announced sale of Aegon UK which is expected around the end of 2026, will retain a minority shareholding in a leading UK long-term savings and retirement business.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a global investor and employer, Aegon recognizes its responsibility to address issues that affect the environment and society. The company is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Contacts

Media relations	Investor relations

Carolien van der Giessen	Yves Cormier

+31(0) 6 11953367	+44 782 337 1511

carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

August 20, 2026 1H26 results press release

Notes

1)	Includes WFG and other distribution networks owned by Transamerica.
2)	Totals reflect US and Canada
3)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
4)	Account balances and net deposits have been restated for 2025 reflecting a refined product allocation
5)	Including results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
6)	The total is corrected for AAM sub-advised funds, which is reported under both TAM and Global Platforms.
7)

Aegon’s Group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework. during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the Group solvency position is also similar to the methodology previously applied under Solvency II. Aegon’s UK insurance subsidiaries have been included in the Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model. The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions. After the transition period Aegon will apply an aggregation approach to calculate its Group solvency under the Bermuda solvency framework, as announced in the 1Q2025 trading update on May 16, 2025.

8)	The Group solvency ratio is not final until filed with the regulator. The Group solvency capital calculation is subject to supervisory review on an ongoing basis.
9)	Operating capital generation from Aegon UK is recorded as one-time item
10)

Aegon uses the non-IFRS performance measure operating result that reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Aegon believes that this performance measure provides meaningful information about the operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. The reconciliation from result before tax (consolidated), being the most directly comparable IFRS measure, to operating result is presented below

		unaudited
EUR in millions	1H 2026	1H 2025

Result before tax from continuing operations	601	570
Eliminations of share in earnings of joint ventures and associates	(166)	(12)
Fair value items	29	(156)
Realized gains / (losses) on investments	(56)	74
Impairment (losses) / reversals	(20)	2
Other income / (charges)	375	223
Effects related to discontinued operations	41	40
Operating result	804	741
Tax effect[1]	(157)	(158)
Operating result after tax	646	583

[1]Tax effect was calculated using the respective operating segment’s statutory rate and presented on consolidated basis.

11)	1H2025 figures are restated as Aegon UK is classified as discontinued operations.
12)	Other income/(charges) includes income tax chargeable to policyholders in the United Kingdom.
13)	Operating result after tax and after interest on financial leverage classified as equity / average common shareholders’ equity.
14)	Contractual Service Margin is presented on IFRS basis, i.e. excluding joint ventures and associates
15)

Valuation equity is a non-IFRS financial measure that represents the sum of shareholders’ equity and CSM after tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group’s economic value. The reconciliation from shareholder’s equity, being the most directly comparable IFRS measure, to valuation equity is presented in the table. For the current period, valuation equity also includes a transaction-specific adjustment for the estimated shareholders’ equity accretion resulting from the announced sale of Aegon UK, reflecting the expected economic value impact of the transaction.

16)	The numbers in this release are unaudited.

Local currencies

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS measures: operating result and valuation equity. Operating result is calculated by consolidating, on a proportionate basis, Aegon’s joint ventures and associated companies, except for its associate, ASR Nederland N.V. Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside of the normal course of business. Valuation equity represents the sum of shareholders’ equity and the Contractual Service Margin (CSM) after-tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group’s economic value. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business, including insight into the financial measures that senior management uses in managing the business.

August 20, 2026 1H26 results press release

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the “Redomiciliation”), Aegon will file a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated in Q4 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500, E-mail: ir@aegon.com.

Participants in the Solicitation

Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 26, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, focus, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect the company’s expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include, but are not limited to, the following:

•

Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and, in relation to Aegon’s shareholding in ASR Nederland N.V., and Aegon’s asset management business, the Netherlands.

•	Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets.
•	Changes in the performance of financial markets, including emerging markets, such as:
○	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios.
○	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds.
○	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds.
○	The impact from volatility in credit, equity, and interest rates.
•	Changes in the performance of Aegon’s investment portfolio and a decline in the ratings of Aegon’s counterparties.
•	The effect of tariffs and potential trade wars on trading markets and on economic growth, both globally and in the markets where Aegon operates.
•

The lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.

•

The lowering of one or more insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries.

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions, in particular the United States, affecting the capital Aegon is required to maintain and our ability to pay dividends.

•	Changes in the European Commission’s or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda.
•	Changes affecting interest rate levels and low or rapidly changing interest rate levels.
•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.
•	The effects of global inflation, or inflation in the markets where Aegon operates.
•

Changes in the availability of, and costs associated with, liquidity sources, such as bank and capital markets funding, as well as conditions in the credit markets in general, such as changes in borrower and counterparty creditworthiness.

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Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and, in relation to Aegon’s shareholding in ASR Nederland N.V. and Aegon’s asset management business, the Netherlands.

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Catastrophic events, either manmade or by nature – including, for example, acts of God, acts of terrorism, acts of war and pandemics – could result in material losses and significantly interrupt Aegon’s business.

•	The frequency and severity of insured loss events.
•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives.
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Aegon’s projected results, which are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems that are subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect or should errors in those models escape the controls in place to detect them, future performance will vary from projected results.

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.
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Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.

August 20, 2026 1H26 results press release

•	Customer responsiveness to both new products and distribution channels.
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Third-party information used by Aegon, which may prove to be inaccurate and/or change over time (as methodologies and data availability and quality continue to evolve) and therefore impact our results and disclosures.

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Operational risks (such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business) which may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.

•	Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies.
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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, in relation to the Proposed Redomiciliation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities.

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Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow.

•	Changes in the policies of central banks and/or governments.
•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.
•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of, or demand for, Aegon’s products.
•	The consequences of an actual or potential break-up of the European Monetary Union in whole or in part and the potential consequences of European Union countries leaving the European Union.
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Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting, for example, the ability of Aegon’s operations to hire and retain key personnel, the taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property.

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates.
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Standard setting initiatives of supranational standard setting bodies, such as the Financial Stability Board and the International Association of Insurance Supervisors, or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon.

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Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

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Rapid changes in the landscape for ESG responsibilities, which lead to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, that may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management.

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Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws.

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Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are included in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2025 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG):

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC, AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES.